Exhibit 99.26

PRESS RELEASE

Trading Symbol: TSX: SVM	June 6, 2008

Silvercorp Completes Acquisition of Significant Silver-Lead-Zinc Resources in Guangdong Province, Southern China

VANCOUVER, B.C. – June 6, 2008 –Silvercorp Metals Inc. (TSX-SVM) (“Silvercorp” or the “Company”) is pleased to announce that it has completed the purchase from Yangtze Gold Ltd. (“Yangtze Gold”), a private BVI company, of all of the issued shares of Yangtze Mining Ltd. (“Yangtze Mining”). Yangtze Mining owns a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), which owns 100% of the Gaocheng (“GC”) and Shimentou (“SMT”) silver, lead and zinc exploration permits located in Guangdong Province, People’s Republic of China. Properties details were included in the press release dated April 28, 2008 announcing the acquisition.

The purchase price for the shares of Yangtze Mining is about C$61.95 million and will be paid 40% in cash and 60% in common shares of Silvercorp. To date 20% of the purchase price amounting to about C$12.39 million has been paid with the remaining 20%, plus interest at 5.5% on that amount, payable when Silvercorp receives its next dividend payment from its Chinese subsidiary Company, or within 3 months, whichever is earlier. The 60% common share portion of the purchase price was paid by issuing 4,532,543 common shares of the Company. The transaction has been approved by the independent directors of the Company in accordance with applicable regulations, a NI 43-101 independent technical report has been completed on the Permits by SRK Consulting China Ltd. and a fairness opinion and was received by the independent directors.

The Company has taken over the operation of Anhui Yangtze, is currently applying for a mining permit, and plans to spend $1.5 million to complete approximately 10,000 metres of drilling this fiscal year. With the purchase of the GC and SMT Properties, Silvercorp expects to realize the benefits of growth in resources and near term production from a new mining camp in a different province, and establishes a new base for further consolidation of the GC silver, lead, zinc mining district.

Release of Fourth Quarter and Year End Results

The Company will release its fourth quarter and year end audited results before the opening of the market on June 9th, 2008. A conference call and live audio webcast to discuss the results will be held on Monday, June 9th at 11:00 am PST (2:00 pm ET). Analysts wishing to ask questions on the call are asked to register with Silvercorp by calling 604-669-9397.

Dial-In Numbers

North America 1-800-398-9367
International 1-612-332-0418

Live and playback audio webcast can be accessed at www.silvercorp.ca.

About Silvercorp Metals Inc.
Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its 77.5% and 70% Chinese subsidiaries respectively, applying for permitting to develop the GC/SMT projects in Guangdong Province owned through its 95% owned Chinese subsidiary, and is exploring the Na-Bao Polymetalic Project in Qinghai Province, China owned through its 82% Chinese subsidiary.

The Company's common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical factual information, including statements relating to mineral resources and reserves, or the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.